**STATEMENT OF INVESTMENTS**
**Dreyfus Premier Value Fund**
**July 31, 2006 (Unaudited)**

| Common Stocks--99.8% | Shares | Value ($) |
|---|---|---|
| **Banking--6.1%** | | |
| Bank of New York | 32,100 | 1,078,881 |
| PNC Financial Services Group | 17,000 | 1,204,280 |
| SunTrust Banks | 15,100 | 1,190,937 |
| US Bancorp | 37,300 | 1,193,600 |
| Wachovia | 49,300 | 2,643,959 |
| **Consumer Discretionary--11.1%** | | |
| Carnival | 14,400 | 561,024 |
| Clear Channel Communications | 74,300 | 2,150,985 |
| CSK Auto | 14,600 a | 176,806 |
| Gap | 68,800 | 1,193,680 |
| Johnson Controls | 20,800 | 1,596,608 |
| Liberty Global, Ser. C | 39,573 a | 838,156 |
| Limited Brands | 25,100 | 631,516 |
| Marriott International, Cl. A | 17,200 | 605,096 |
| McDonald's | 47,000 | 1,663,330 |
| News, Cl. A | 42,900 | 825,396 |
| Nike, Cl. B | 6,000 | 474,000 |
| Omnicom Group | 20,700 | 1,832,157 |
| OSI Restaurant Partners | 14,200 | 410,238 |
| Polo Ralph Lauren | 6,800 | 387,872 |
| **Consumer Staples--5.6%** | | |
| Altria Group | 41,700 | 3,334,749 |
| Colgate-Palmolive | 29,200 | 1,732,144 |
| Dean Foods | 28,000 a | 1,050,840 |
| Kraft Foods, Cl. A | 18,500 | 599,400 |
| **Energy--10.8%** | | |
| Cameron International | 14,900 a | 751,109 |
| Chesapeake Energy | 18,800 | 618,520 |
| Chevron | 44,200 | 2,907,476 |
| ConocoPhillips | 50,700 | 3,480,048 |
| Halliburton | 19,200 | 640,512 |
| Marathon Oil | 33,100 | 3,000,184 |
| Noble Energy | 12,600 | 637,686 |
| Valero Energy | 15,700 | 1,058,651 |
| **Financial--24.2%** | | |
| American International Group | 29,827 | 1,809,604 |
| AON | 27,000 | 924,210 |
| Capital One Financial | 32,600 | 2,521,610 |
| Chubb | 54,700 | 2,757,974 |
| Countrywide Financial | 11,200 | 401,296 |
| Freddie Mac | 28,700 | 1,660,582 |
| Genworth Financial, Cl. A | 55,170 | 1,892,331 |
| Goldman Sachs Group | 8,200 | 1,252,550 |
| Janus Capital Group | 23,500 | 380,465 |
| JPMorgan Chase & Co. | 102,272 | 4,665,649 |
| Lincoln National | 11,000 | 623,480 |
| MBIA | 8,300 | 488,123 |
| Merrill Lynch & Co. | 33,500 | 2,439,470 |
| MetLife | 12,400 | 644,800 |
| MGIC Investment | 21,200 | 1,206,492 |
| Morgan Stanley | 17,900 | 1,190,350 |
| PMI Group | 48,000 | 2,038,080 |
| UnumProvident | 38,000 | 616,740 |
| Washington Mutual | 37,600 | 1,680,720 |
| **Health Care--10.4%** | | |
| Abbott Laboratories | 29,400 | 1,404,438 |
| Advanced Medical Optics | 13,300 a | 655,025 |
| Amgen | 8,900 a | 620,686 |
| Baxter International | 14,500 | 609,000 |
| Cephalon | 10,300 a | 677,122 |
| Pfizer | 132,700 | 3,448,873 |
| Quest Diagnostics | 12,000 | 721,440 |
| Thermo Electron | 33,500 a | 1,239,835 |
| WellPoint | 18,100 a | 1,348,450 |
| Wyeth | 38,700 | 1,875,789 |
| **Industrial--8.4%** | | |
| 3M | 14,600 | 1,027,840 |
| Avery Dennison | 10,200 | 598,026 |
| Cendant | 36,800 | 552,368 |
| Emerson Electric | 11,600 | 915,472 |
| Empresa Brasileira de Aeronautica | | |
| (Embraer), ADR | 12,200 | 421,266 |
| GATX | 15,100 | 591,769 |
| Lockheed Martin | 8,200 | 653,376 |
| Mueller Water Products, Cl. A | 13,460 a | 213,341 |
| Navistar International | 37,000 a | 827,320 |
| Tyco International | 47,300 | 1,234,057 |
| Union Pacific | 17,300 | 1,470,500 |
| United Technologies | 9,200 | 572,148 |
| US Airways Group | 23,700 a | 1,082,853 |
| **Information Technology--10.0%** | | |
| Accenture, Cl. A | 20,600 | 602,756 |
| Automatic Data Processing | 32,900 | 1,439,704 |
| Cisco Systems | 135,900 a | 2,425,815 |
| Fiserv | 13,500 a | 589,410 |
| Hewlett-Packard | 56,200 | 1,793,342 |
| Intel | 34,300 | 617,400 |
| International Business Machines | 8,100 | 627,021 |
| Microsoft | 67,900 | 1,631,637 |
| NCR | 30,700 a | 986,698 |
| Sun Microsystems | 144,700 a | 629,445 |
| Take-Two Interactive Software | 36,300 a | 388,773 |
| Tellabs | 30,200 a | 283,880 |
| **Materials--3.6%** | | |
| Air Products & Chemicals | 9,800 | 626,514 |
| Alcoa | 22,900 | 685,855 |
| Martin Marietta Materials | 19,400 | 1,562,088 |
| Mosaic | 36,900 a | 578,961 |
| Phelps Dodge | 3,800 | 331,892 |
| Smurfit-Stone Container | 59,400 a | 601,128 |
| **Telecommunications--5.8%** | | |
| Alltel | 9,100 | 502,047 |
| AT & T | 163,200 | 4,894,368 |
| BellSouth | 29,400 | 1,151,598 |
| Windstream | 40,608 | 508,818 |
| **Utilities--3.8%** | | |
| Constellation Energy Group | 11,700 | 677,547 |
| Entergy | 8,700 | 670,770 |
| Exelon | 16,200 | 937,980 |
| NRG Energy | 47,000 a | 2,314,750 |
| | | 4,601,047 |
| **Total Investments** (cost $105,944,557) | 99.8% | 120,485,557 |
| **Cash and Receivables (Net)** | .2% | 288,067 |
| **Net Assets** | 100.0% | 120,773,624 |

ADR - American Depository Receipts
a    Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.